

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 2, 2006

Paul A. Maisch
Executive Vice President and Chief Financial Officer
Provident New York Bancorp
400 Rella Blvd.
Montebello, NY 10901

> **Re: Provident New York Bancorp**
> **Form 10-K for the Fiscal Year Ended September 30, 2005**
> **Form 10-Q/A for the Fiscal Quarter Ended December 31, 2005**
> **File No. 0-25233**

Dear Mr. Maisch:

We have reviewed your response dated April 7, 2006 to our comment letter dated March 22, 2006. We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Joyce Sweeney
Accounting Branch Chief